Exhibit 99.5

Bitfarms Reports Record Q3 2021 Revenues,
Up 22% from Q2 2021 and 559% from Q3 2020

- Grew Revenues to $44.8 Million, Up from $6.8 Million in Q3 2020 –

- Achieved Record Profitability with Net Income of $23.7 Million, Up from a Net Loss of $4.8 Million in Q3 2020 –

This news release constitutes a “designated news release” for the purposes of the Company’s prospectus supplement dated August 16, 2021 to its short form base shelf prospectus dated August 12, 2021.

Toronto, Ontario and Brossard, Québec (November 15, 2021) - Bitfarms Ltd. (NASDAQ: BITF // TSXV: BITF), a global Bitcoin self-mining company, reported its financial results for the quarter ended September 30, 2021. All financial references are in US dollars. During Q3 2021, Bitfarms mined 1,051 Bitcoin (BTC), up 38% from 759 BTC in Q2 2021, and reduced the average cost of BTC production* to $6,900/BTC, down 23% from $9,000/BTC in Q2 2021.

“Strong growth in production with lower costs of production and favorable Bitcoin market conditions contributed to record quarterly revenues and record profitability in the third quarter of 2021,” said Emiliano Grodzki, Bitfarms Founder and Chief Executive Officer. “In fact, we delivered positive earnings from ongoing operations, even while continuing to invest heavily in growth and to scale the business.

“Bitfarms is building a truly global enterprise by focusing on strategic opportunities to cost effectively leverage our expertise and gain market share. As of today, we have increased our hashrate to over 2 Exahash per second (EH/s) and expanded our production capacity to 106 Megawatts (MW) in Canada and the U.S., with an additional 298 MW in development underway in Canada, Paraguay and Argentina. We are confident we will create additional shareholder value as we continue our efforts to achieve our computational goals of 3 EH/s by March 31, 2022, and 8 EH/s by December 31, 2022,” added Grodzki.

Q3 2021 Financial Highlights

●	Increased total revenues to a record $44.8 million, up 22% from Q2 2021.

●	Achieved record net income of $23.7 million, or $0.13 per fully diluted share, compared to a net loss of $3.7 million, or $0.02 per basic share, in Q2 2021.

●	Increased gross mining margin** to 82%, up from 79% in Q2 2021.

●	Reported EBITDA** of $41.8 million and EBITDA margin** of 93%, up from $2.8 million and 7% in Q2 2021.

●	Improved Adjusted EBITDA** to $31.9 million and Adjusted EBITDA margin** to 71%, up from $23.8 million and 65% in Q2 2021.

●	Ended the third quarter with total liquidity of $144.5 million comprised of $43.3 million in cash and 2,312 BTC valued at approximately $101.2 million based upon a Bitcoin price of approximately $43,800 as reported by Coinmarketcap.com at September 30, 2021.

*Represents the direct cost of Bitcoin based on the total electricity costs and hosting costs related to the Mining of Bitcoin, excluding electricity consumed by hosting clients, divided by the total number of Bitcoin mined.

**Gross mining margin, EBITDA, EBITDA margin, Adjusted EBITDA and Adjusted EBITDA margin are non-IFRS financial measures and should be read in conjunction with, and should not be viewed as alternatives to or replacements of, measures of operating results and liquidity presented in accordance with IFRS and refer readers to reconciliations of Non-IFRS measures included in the Company’s MD&A.

Recent Operating Highlights

●	Purchased a 24 MW facility in Washington State, U.S., in November 2021 and entered a memorandum of understanding to co-develop up to an additional 75 MW

●	Reached an agreement in September 2021 with the City of Sherbrooke, Québec, to fully develop 96 MW on an expedited basis.

o	Installed latest noise reduction technology and farm designs to significantly reduce sound levels at Sherbrooke and at other farm locations.

●	Expanded the farm in Cowansville, Québec, from 4 MW to 17 MW in October 2021.

●	Commenced construction of:

o	210 MW facility in Argentina;

o	10 MW facility in Paraguay; and

o	78 MW on two new farms in Sherbrooke, Québec.

●	Achieved by November 12, 2021, as compared to September 30, 2021:

o	2.0 EH/s hashrate, up from 1.5 EH/s;

o	106 MW in production on 6 farms, up from 69 MW on 5 farms; and

o	298 MW under construction on 4 farms, up from 267 MW on 3 farms.

o	2,780 BTC held and valued at approximately $178.4 million at a market price of $64,200/BTC as of November 12, 2021 as quoted on Coinmarketcap.com.

At-the-Market (ATM) Program Update

During the third quarter, under the ATM program initiated on August 16, 2021, through September 30, 2021, the Company issued 6.3 million common shares in exchange for net proceeds of $35.2 million at an average share price of approximately $5.75 USD. Subsequent to quarter end, from October 1, 2021 through November 12, 2021, an additional 12.4 million common shares were issued under the ATM in exchange for net proceeds of $72.6 million at an average share price of approximately $6.06 USD. As of November 12, 2021, a total of $111.3 million, including commissions, has been raised under the ATM.

“The ATM program has been an important source of capital for Bitfarms, providing flexibility to pursue our business plan and fund strategic growth opportunities,” said Jeffrey Lucas, CFO of Bitfarms. “We have used the ATM judiciously to support our recent acquisition in Washington state, initiate construction in Paraguay and Argentina, fund miner deliveries in the third and fourth quarters for Quebec and Washington, and make payment commitments on 48,000 miners scheduled for delivery in 2022. While the ATM will continue to have a role in our overall financing strategy, it is expected to be part of a broader range of financing options including non-dilutive sources of capital that leverage the Company’s growing base of BTC and mining equipment,” added Lucas.

Financial Results for the Quarter ended September 30, 2021

In Q3 2021, the Company generated record revenues of $44.8 million, up $38.0 million, or 559%, compared to Q3 2020.

In Q3 2021, Bitfarms generated record quarterly mining revenues of $43.5 million, up 617% from $6.1 million in Q3 2020. Q3 2021 gross mining profit and gross mining margin were $35.4 million and 82%, compared to $1.6 million and 26% in Q3 2020, respectively. The increases were primarily attributable to increases in the Company’s hashrate, macro events in China, and higher average Bitcoin prices in Q3 2021 when compared to Q3 2020.

Average cost of production per Bitcoin decreased to $6,900 in Q3 2021, compared to $7,500 in Q3 2020.

Operating income improved to $34.1 million, compared to a loss of $3.4 million in Q3 2020. During Q3 2021, the Company recorded a gain of $13.9 million on the revaluation of Bitcoin holdings as of September 30, 2021 and $1.9 million on the reversal of impairment charges on earlier generation miners and existing infrastructure. Net income improved to $23.7 million in Q3 2021, compared to a net loss of $4.8 million, which includes $0.6 million loss on the disposition of miners in Q3 2020. EBITDA and EBITDA margin increased to $41.8 million and 93%, up from an EBITDA loss of $0.3 million and -4%, in Q3 2020, respectively. Q3 2021 Adjusted EBITDA was $31.9 million, resulting in an Adjusted EBITDA margin of 71%, compared to $365,000 and 5% in Q3 2020, respectively.

At September 30, 2021, the Company held $43.3 million in cash and $101.2 million in Bitcoin for total liquidity of $144.5 million. During Q3 2021, the Company issued 6.3 million common shares under its ATM program for gross proceeds of $36.5 million, or $35.2 million net of commissions, at an average share price of $5.75 USD. In August 2021, 5.4 million warrants were exercised, resulting in proceeds of $16.3 million.

Conference Call

Management will host a conference call and live webcast with accompanying presentation today, Monday, November 15, 2021, at 5:30 p.m. ET to review the financial results. Following management’s formal remarks there will be a question-and-answer session where management will address pre-submitted questions.

The live webcast and presentation can found here. The presentation can also be downloaded from the investors section of the website www.bitfarms.com. Registered participants received their dial in number upon registration and can dial directly into the call without delay. Those without internet access or unable to pre-register may dial in by calling: 1-866-777-2509 (domestic), 1-412-317-5413 (international). All callers should dial in approximately 10 minutes prior to the scheduled start time and ask to be joined into the Bitfarms call.

A webcast replay of the call will be available here commencing approximately one hour after the end of the call through November 14, 2022. A telephonic replay of the call will be available through November 22, 2021 and may be accessed by calling 1-877-344-7529 (domestic) or 1-412-317-0088 (international) or Canada (toll free) 855-669-9658 and using access code 10161109.

About Bitfarms Ltd.

Founded in 2017, Bitfarms is a global Bitcoin self-mining company, running vertically integrated mining operations with onsite technical repair, proprietary data analytics and company-owned electrical engineering and installation services to deliver high operational performance and uptime.

Having demonstrated rapid growth and stellar operations, Bitfarms became the first Bitcoin mining company to complete its long form prospectus with the Ontario Securities Commission and started trading on the TSX-V in July 2019. On February 24, 2021, Bitfarms was honoured to be announced as a Rising Star by the TSX-V. On June 21, 2021, Bitfarms started trading on the Nasdaq Stock Market.

Bitfarms has a diversified production platform with five industrial scale facilities located in Québec. Each Canadian facility is over 99% powered with environmentally friendly hydro power and secured with long-term power contracts. Bitfarms is currently the only publicly traded pure-play Bitcoin mining company audited by a Big Four audit firm.

To learn more about Bitfarms’ events, developments, and online communities:

Website: www.bitfarms.com

https://www.facebook.com/bitfarms/

https://twitter.com/Bitfarms_io

https://www.instagram.com/bitfarms/

https://www.linkedin.com/company/bitfarms/

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange), Nasdaq, or any other securities exchange or regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release contains certain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that are based on expectations, estimates and projections as at the date of this news release and are covered by safe harbors under Canadian and U.S. securities laws. The information in this release regarding expectations in respect to its expansion plans (including computational goals), anticipated mining capacity and receipt of new miners, and about other future plans and objectives of the Company are forward-looking information. Other forward-looking information includes, but is not limited to, information concerning: the intentions, plans and future actions of the Company, as well as Bitfarms’ ability to successfully mine digital currency, revenue increasing as currently anticipated, the ability to profitably liquidate current and future digital currency inventory, volatility of network difficulty and digital currency prices and the potential resulting significant negative impact on the Company’s operations, the construction and operation of expanded blockchain infrastructure as currently planned, and the regulatory environment for cryptocurrency in the applicable jurisdictions.

Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information and are intended to identify forward-looking information.

This forward-looking information is based on assumptions and estimates of management of the Company at the time they were made, and involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Such factors include, among others, risks relating to: the global economic climate; dilution; the Company’s limited operating history; future capital needs and uncertainty of additional financing including the Company’s ability to utilize the Company’s at-the-market offering (the “ATM Program”) and the prices at which the Company may sell Common Shares in the ATM Program as well as capital market conditions in general; the competitive nature of the industry; currency exchange risks; the need for the Company to manage its planned growth and expansion; the effects of product development and need for continued technology change; protection of proprietary rights; the effect of government regulation and compliance on the Company and the industry; network security risks; the ability of the Company to maintain properly working systems; reliance on key personnel; global economic and financial market deterioration impeding access to capital or increasing the cost of capital; dilution in relation to the ATM Program and from other equity issuances; and volatile securities markets impacting security pricing unrelated to operating performance. In addition, particular factors that could impact future results of the business of Bitfarms include, but are not limited to: the construction and operation of blockchain infrastructure may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the digital currency market; the ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the volatility of digital currency prices; the anticipated growth and sustainability of hydroelectricity for the purposes of cryptocurrency mining in the applicable jurisdictions, the ability to complete current and future financings, any regulations or laws that will prevent Bitfarms from operating its business; historical prices of digital currencies and the ability to mine digital currencies that will be consistent with historical prices; an inability to predict and counteract the effects of COVID-19 on the business of the Company, including but not limited to the effects of COVID-19 on the price of digital currencies, capital market conditions, restriction on labour and international travel and supply chains; and, the adoption or expansion of any regulation or law that will prevent Bitfarms from operating its business, or make it more costly to do so. For further information concerning these and other risks and uncertainties, refer to the Company’s filings on www.SEDAR.com including the annual information form for the year ended December 31, 2020, filed on April 7, 2021. The Company has also assumed that no significant events occur outside of Bitfarms’ normal course of business. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those expressed in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on any forward-looking information. The Company undertakes no obligation to revise or update any forward-looking information other than as required by law.

Contacts

Investor Relations:

LHA Investor Relations

David Barnard

+1 415-433-3777

Investors@bitfarms.com

US Media:

YAP Global

Mia Grodsky, Account Executive

mia@yapglobal.com

Québec Media:

Ryan Affaires publiques

Valérie Pomerleau, Public Affairs and Communications

valerie@ryanap.com

Bitfarms Ltd. Consolidated Results of Operations (Unaudited)

(U.S.$ in thousands except where indicated)	Three months ended				Nine months ended
For the periods ended as indicated	Sep. 30 2021	Sep. 30 2020	$ Change	% Change	Sep. 30 2021	Sep. 30 2020	$ Change	% Change
Revenues	44,774	6,795	37,979	559%	109,893	23,379	86,514	370%
Cost of sales	15,306	7,827	7,479	96%	37,758	23,250	14,508	62%
Gross profit (loss)	29,468	(1,032)	30,500	nm	72,135	129	72,006	nm
Gross margin	66%	(15)%	-	-	66%	1%	-	-
General and administrative expenses	10,884	1,809	9,075	502%	24,310	5,985	18,325	306%
Loss (gain) on disposition of digital assets	177	-	177	100%	152	(23)	175	761%
Loss (gain) on revaluation of digital assets	(13,893)	-	(13,893)	(100)%	992	-	992	100%
Loss (gain) on disposition of PP&E	70	557	(487)	(87)%	(95)	1,264	(1,359)	(108)%
Impairment reversal on property plant and equipment	(1,860)	-	(1,860)	(100)%	(1,860)	-	(1,860)	(100)%
Operating income (loss)	34,090	(3,398)	37,488	nm	48,636	(7,097)	55,733	785%
Operating margin	76%	(50)%	-	-	44%	(30)%	-	-
Net financial expenses (income)	(616)	1,363	(1,979)	(145)%	23,936	3,930	20,006	509%
Net income (loss) before income taxes	34,706	(4,761)	39,467	829%	24,700	(11,027)	35,727	324%
Income tax expense (recovery)	10,973	-	10,973	100%	12,247	(112)	12,359	nm
Net income (loss)	23,733	(4,761)	28,494	598%	12,453	(10,915)	23,368	214%
Basic earnings (loss) per share	0.14	(0.06)	-	-	0.08	(0.13)	-	-
Diluted earnings (loss) per share	0.13	(0.06)	-	-	0.08	(0.13)	-	-
Gross mining profit (1)	35,448	1,593	33,855	nm	85,782	8,322	77,460	931%
Gross mining margin (1)	82%	26%	-	-	80%	38%	-	-
EBITDA (1)	41,755	(274)	42,029	nm	41,472	1,973	39,499	nm
EBITDA margin (1)	93%	(4)%	-	-	38%	8%	-	-
Adjusted EBITDA (1)	31,859	365	31,494	nm	75,387	4,463	70,924	nm
Adjusted EBITDA margin (1)	71%	5%	-	-	69%	19%	-	-

[1]	Gross mining profit, Gross mining margin, EBITDA, EBITDA margin, Adjusted EBITDA and Adjusted EBITDA margin, are non-IFRS performance measures; please refer to the Non-IFRS Financial Performance Measures section of this MD&A.

Reconciliation of Consolidated Net Income (loss) to EBITDA and Adjusted EBITDA

(U.S.$ in thousands except where indicated)	Three months ended				Nine months ended
For the periods ended as indicated	Sep. 30 2021	Sep. 30 2020	$ Change	% Change	Sep. 30 2021	Sep. 30 2020	$ Change	% Change
Net income (loss) before tax	34,706	(4,761)	39,467	829%	24,700	(11,027)	35,727	324%
Interest expense	788	1,563	(775)	(50)%	2,583	4,348	(1,765)	(41)%
Depreciation expense	6,261	2,924	3,337	114%	14,189	8,652	5,537	64%
EBITDA	41,755	(274)	42,029	nm	41,472	1,973	39,499	nm
Share based payment	5,787	534	5,253	984%	12,549	1,798	10,751	598%
Loss (gain) on revaluation of digital assets	(13,893)	-	(13,893)	(100)%	992	-	992	100%
Impairment reversal on property plant and equipment	(1,860)	-	(1,860)	(100)%	(1,860)	-	(1,860)	(100)%
Financial expenses and other	70	105	(35)	(33)%	22,234	692	21,542	nm
Adjusted EBITDA	31,859	365	31,494	nm	75,387	4,463	70,924	nm

Calculation of Gross Mining Profit & Gross Mining Margin for the Cryptocurrency Mining Segment

(U.S. $ in thousands except where indicated)	Three months ended				Nine months ended
For the periods ended as indicated	Sep. 30 2021	Sep. 30 2020	$ Change	% Change	Sep. 30 2021	Sep. 30 2020	$ Change	% Change
Revenues	43,459	6,065	37,394	617%	106,674	21,678	84,996	392%
Cost of sales	14,189	7,366	6,823	93%	34,933	21,932	13,001	59%
Gross profit (loss)	29,270	(1,301)	30,571	nm	71,741	(254)	71,995	nm
Depreciation and amortization	6,178	2,894	3,284	113%	14,041	8,576	5,465	64%
Gross mining profit	35,448	1,593	33,855	nm	85,782	8,322	77,460	931%
Gross mining margin	82%	26%	-	-	80%	38%	-	-

“Gross mining profit” is defined as Gross profit excluding depreciation and amortization and other minor items included in cost of sales for the Backbone segment of the Company. "Gross mining margin” is defined as the percentage obtained when dividing Gross mining profit by Revenues for the Backbone segment of the Company.